Exhibit 21

SUBSIDIARIES OF AZTAR CORPORATION

The Company has no parent corporation. In addition to the subsidiaries listed below, the Company has eight other wholly-owned subsidiaries. The unnamed subsidiaries, considered in the aggregate, would not constitute a significant subsidiary.

Name	Jurisdiction of Incorporation, Organization or Formation
Adamar Garage Corporation	Delaware

Adamar of Nevada	Nevada

Adamar of New Jersey, Inc. dba Tropicana Casino and Resort	New Jersey

Atlantic-Deauville, Inc.	New Jersey

Aztar Development Corporation	Delaware

Aztar Indiana Gaming Company, L.L.C. dba Casino Aztar Evansville	Indiana

Aztar Missouri Riverboat Gaming Company, L.L.C. dba Casino Aztar Caruthersville	Missouri

Hotel Ramada of Nevada dba Tropicana Resort and Casino	Nevada

Ramada Express, Inc. dba Ramada Express Hotel and Casino	Nevada

Ramada New Jersey, Inc.	New Jersey

Ramada New Jersey Holdings Corporation	Delaware

Tropicana Enterprises, a general partnership	Nevada